

June 4, 2020

José Neves
Chief Executive Officer
Farfetch Ltd
The Bower
211 Old Street
London EC1V 9NR
United Kingdom

> **Re: Farfetch Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 11, 2020**
> **File No. 001-38655**

Dear Mr. Neves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements
Note 6. Segmental and Geographical Information, page F-32

1. Please tell us why you do not disclose digital platform revenue separately for first party sales, which appear to represent product revenues. Refer to paragraph 32 of IFRS 8.

2. You believe it is relevant to disclose geographical revenue information on both a supply basis and a demand basis. Please disclose your UK revenue on a demand basis for each period presented. Also, tell us how you determined that no other individual country's revenue was material on a demand basis. Refer to paragraph 33 of IFRS 8.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services